Exhibit 99.3

MAGNA INTERNATIONAL INC.

CORPORATE GOVERNANCE, COMPENSATION AND NOMINATING COMMITTEE CHARTER

MAGNA INTERNATIONAL INC.

CORPORATE GOVERNANCE, COMPENSATION AND NOMINATING COMMITTEE CHARTER

Purpose

This Charter has been adopted by the Board of Directors of the Corporation (the “Board”) to assist the Corporate Governance, Compensation and Nominating Committee (the “Committee”) and the Board in the exercise of their responsibilities, particularly by defining the scope of the Committee’s authority in respect of corporate governance, compensation and nomination matters delegated to it by the Board.

Where used in this Charter, the terms “Corporate Management” and “Executive Management” have the meanings ascribed to them in the Corporation’s Board Charter.

Role and Responsibilities of the Committee

1.                                      The Board has delegated to the Committee the responsibility for the following matters:

Corporate Governance

(a)                               General: making recommendations to the Board with respect to corporate governance of the Corporation as a whole, including without limitation:

•                                          the stewardship role of the Board in respect of management of the Corporation;

•                                          the corporate governance guidelines applicable to the Corporation;

•                                          related party transactions, unless otherwise delegated by the Board to a special committee of the Board; and

•                                          such processes and procedures as may be reasonably necessary to allow the Board to function independently of Executive Management.

(b)                               Changes in Governance-Related Laws: monitoring proposed changes in laws, rules, instruments and regulations, as well as in policies of applicable regulators, relating to corporate governance matters and making recommendations to the Board to address any such regulatory changes.

(c)                                  Board/Executive Management Relationship: monitoring, assessing and making recommendations to the Board with respect to the relationship between the Board and Executive Management, including the limits to Executive Management’s authority.

(d)                               Board Effectiveness: annually overseeing the evaluation of the effectiveness of the Board and its Committees and making recommendations to the Board with respect to any changes which may be advisable to improve the functioning of the Board and/or any of its Committees.

(e)                                Board/Committee Charters: periodically reviewing the Board Charter, this Committee Charter and the charters of the Board’s other standing Committees and making recommendations to the Board with respect to such amendments to any such charter which may be necessary or advisable.

(f)                                 Corporate Constitution Compliance: annually overseeing the application of and compliance with the Corporate Constitution.

(g)                                Material Corporate Policies: reviewing and making recommendations to the Board with respect to material corporate policies affecting such matters as corporate disclosure, insider trading and ethical business conduct.

(h)                               Annual Proxy Circular and Statement of Corporate Governance Practices: annually overseeing the development of, and reviewing and making recommendations to the Board with respect to, its approval of the Corporation’s annual management information circular/proxy statement, including the Report of the Committee, compensation discussion and analysis and statement of corporate governance practices contained therein.

(i)                                   Voting of Shares Held by Deferred Profit Sharing Plans: directing the manner in which Common Shares of the Corporation held by the Corporation’s deferred profit sharing plans shall be voted on any matter to be voted on by shareholders; provided however that such shares shall be voted on the basis of management’s recommendations as set forth in any applicable proxy circular in the absence of any direction to the contrary by the Committee.

Executive and Incentive Compensation

(j)                                  Executive Compensation: making recommendations to the Board with respect to the Corporation’s overall system of executive compensation and assessing the performance of Corporate Management and the determination of all direct, indirect and incentive compensation, benefits and perquisites (cash and non-cash) for members of Corporate Management.

(k)                               Incentive Compensation: reviewing and making recommendations to the Board regarding incentive compensation and equity based plans generally.

(l)                                   Stock Options: administering those functions delegated to the Committee pursuant to the Corporation’s Amended and Restated Incentive Stock Option Plan, 2009 Stock Option Plan, or any successor or replacement plan.

(m)                           Compensation Advisor: retaining, terminating and overseeing the work of any compensation consultant or advisor retained on behalf of the Committee in connection with the compensation of Corporate Management or the Corporation’s directors, including the sole authority for approving any such consultant or advisor’s fees and terms of engagement.

Independent Director Compensation

(n)                               Independent Director Compensation: generally reviewing and making recommendations to the Board with respect to the compensation of the Corporation’s Independent Directors.

Risk Management

(o)                                 Risk Management:  assessing with Executive Management the Corporation’s material risk exposures relating to corporate governance, executive compensation and management succession and the Corporation’s actions to identify, monitor and mitigate such exposures.

Nomination and Board Composition

(p)                               Board Size and Composition: regularly reviewing the diversity of skills, experience and other relevant characteristics represented by current Board members and making recommendations to the Board regarding the size and composition of the Board.

(q)                               Director Qualifications: developing and recommending to the Board criteria for Board membership. At a minimum, each director should possess the attributes set forth in the Board Charter.

(r)                                  Director Recruitment: establishing procedures for the identification of potential Board members, including by seeking to maintain an “evergreen” list of potential directors, and assisting in identifying and interviewing potential Board members.

(s)                                 Director Nominees: annually recommending to the Board the proposed nominees for election at each of the Corporation’s annual shareholders’ meetings.

(t)                                  Determination of Independence: annually determining the independence of each director and nominee for the purpose of their membership on the Board and each Committee, in accordance with applicable law, rules, regulations, instruments and policies of applicable regulators and, if advisable, developing and recommending to the Board categorical independence guidelines for the Corporation’s directors.

(u)                               Director Resignation under Majority Voting Policy: upon receipt of the resignation of a director under the Majority Voting Policy set forth in the Board Charter, promptly considering and making recommendations to the remaining members of the Board as to whether to accept such director’s resignation.

(v)                               Interlocks: establishing procedures to manage Board Interlocks in accordance with the guidelines set forth in the Board Charter.

(w)                             Material Changes in Directors’ Status: reviewing any material changes in a director’s circumstances which could adversely impact the director’s ability to carry out his or her duties on the Board and any Committees. Such circumstances could include the types of material changes set forth in the Board Charter.

(x)                               Board Vacancies: recommending to the Board whether to fill vacancies arising on the Board between shareholder meetings and, if so, recommending suitable candidates to fill such vacancies.

(y)                               Committee Composition: annually recommending to the Board the allocation of Board members to each of the Board Committees.

(z)                                Committee Vacancies: appointing directors to fill vacancies arising from time to time in respect of any of the Board’s Committees.

(aa)                        Resignation of CEO from Board: upon receipt of a person’s resignation as both the Chief Executive Officer and a director of the Corporation, recommending to the Board whether to accept such person’s resignation as a director and, if so, the appropriate effective date thereof to achieve an orderly transition.

Pension Plans

(bb)                        Administrator; Amendment and Termination: acting as the administrator of the Corporation’s pension plan for purposes of applicable Canadian legislation and, in addition, exercising the same powers as the Board with respect to the amendment and termination of any pension plan of the Corporation or any subsidiary.

(cc)                          Pension Committee: overseeing the administration of the Corporation’s pension plans by a committee of three or more employees of the Corporation or its subsidiaries (the “Pension Committee”) and annually confirming the membership of the Pension Committee.

Succession Planning

(dd)                        Succession Planning: annually reviewing the management succession plan developed by the Corporation’s Chief Executive Officer, ensuring that it adequately addresses the succession of members of Executive Management and management of the Corporation’s automotive systems groups and making any recommendations thereon to the Board as the Committee deems advisable.

Reporting to Board

(ee)                          Reporting: annually reporting to the Board with respect to the Committee’s activities in respect of each fiscal year and annually reporting to the Enterprise Risk Oversight Committee with respect to the risk management topics described in Section 1(o) of this Charter.

Size, Composition and Independence

2.                                   Size: The Committee shall be composed of not less than three (3) nor more than five (5) members. The Board shall annually appoint the members of the Committee and a Chairman from amongst those appointed, to hold office until the next annual meeting of shareholders of the Corporation. The members of the Committee shall serve at the pleasure of the Board and vacancies occurring from time to time shall be filled by the Board. Any member of the Committee may be removed or replaced at any time by the Board and shall automatically cease to be a member of the Committee upon ceasing to be a director of the Corporation.

3.                                     Independence: All of the members of the Committee shall meet the independence standards specified under applicable law, currently being Section 1.4 of National Instrument 52-110 of the Canadian Securities Administrators.

4.                                     Independent Advisors: The Committee may retain and compensate such outside compensation, legal and other advisors at the expense of the Corporation as it deems reasonably necessary to assist and advise the Committee in carrying out the Committee’s duties and responsibilities.

5.                                     Role of Chairman: The Chairman of the Committee shall generally provide leadership to enhance the effectiveness of the Committee and act as the liaison between the Committee and the Board as well as between the Committee and Executive Management. The Chairman shall also manage the Committee’s activities and meetings, manage any outside legal or other advisors retained by the Committee and manage the process of reporting to the Board on the Committee’s activities and related recommendations.

6.                                     Secretary of the Committee: Unless otherwise determined or approved by the Committee, the Secretary or an Assistant Secretary of the Corporation shall act as the Secretary of the Committee. In the absence of the Secretary or an Assistant Secretary, the Committee shall select an individual to act as the Secretary of the Committee. The Secretary of the Committee shall keep minutes of the Committee and such minutes shall be retained in the corporate records of the Corporation.

Committee Meeting Administration

7.                                     Meetings: The Committee shall meet periodically as required in order to carry out its duties and responsibilities, but shall meet at least annually to address the matters specified in the following Sections of this Charter: 1(d) - Board Effectiveness; 1(f) — Corporate Constitution Compliance; 1(h) — Annual Proxy Circular and Statement of Corporate Governance Practices; 1(o) — Risk Management; 1(s) — Director Nominees; 1(t) — Determination of Independence; 1(y) — Committee Composition; 1(cc) — Pension Committee; 1(dd) — Succession Planning; 1(ee) — Reporting; and 15 — Annual Review. Meetings of the Committee may be called by the Chairman of the Committee, any member of the Committee, Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Chief Legal Officer or the Secretary of the Corporation. The Committee shall generally hold sessions without members of management present at each scheduled meeting.

8.                                     Minimum Attendance: Each member of the Committee is expected to use all reasonable efforts to attend a minimum of 75% of all regularly scheduled Committee meetings, except to the extent that any absence is due to medical or other valid reasons.

9.                                     Notice of Meeting: Unless otherwise determined or approved by the Committee, the Secretary of the Committee shall provide notice of each meeting of the Committee to the following persons, all of whom shall be permitted to attend each Committee meeting:

•                                          the Committee Chairman and each member of the Committee;

•                                          the Chief Executive Officer, the Chief Financial Officer and Chief Legal Officer of the Corporation; and,

•                                          any other person whose attendance is deemed necessary or advisable by the Chairman of the Committee.

10.                               Committee Access to Employees and Others: For the purpose of performing their duties and responsibilities, the members of the Committee shall have full access to and the right to discuss any matters relating to such duties with any or all of:

•                                          any employee of the Corporation; and/or

•                                          any advisors to the Corporation (including advisors retained by the Committee),

as well as the right to inspect all applicable books and records of the Corporation and its subsidiaries and shall be permitted to discuss such books and records and any other matters within the Committee’s mandate with any of the foregoing.

11.                              Meeting Agendas: The Committee Chairman shall establish a preliminary agenda for each Committee meeting with the assistance of the Secretary of the Corporation. Any director or other person entitled to call a meeting may request items to be included on the agenda for any meeting.

12.                               Meeting Materials: To the extent reasonably practicable, meeting materials shall be distributed sufficiently in advance of Committee meetings to permit members to properly review and consider such materials.

13.                               Quorum: A majority of the members of the Committee shall constitute a quorum and all actions of the Committee shall be taken by a majority of the members present at the meeting. If the Committee only has two members as a result of a vacancy on the Committee, both members shall constitute a quorum.

Delegation of Responsibility

14.                             Right of Delegation: Subject to applicable law, the Committee may from time to time delegate one or more of its duties and responsibilities under this Charter to the Chairman of the Committee, any other member of the Committee or any sub-committee of the Committee.

Review and Revision of Charter

15.                               Annual review: The Committee shall annually review this Charter and recommend to the Board such changes as it deems advisable.

Board Approved:	November 7, 2012